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                                                                    Exhibit 99.3

                                                                  [InfoSys Logo]

                          INFOSYS TECHNOLOGIES LIMITED
                               Registered Office
            ELECTRONICS CITY, HOSUR ROAD, BANGALORE-561 229, INDIA.

                                   PROXY FORM


Regd. Folio No./DP Client ID [ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]

I/We________________________________of________________________in the district of
___________________________________________being a member/members of the Company hereby appoint____________________________of____________________________________
in the district of_____________________or failing him/her_______________________
of_____________________________________in the district__________________________
as my/our proxy to vote for me/us on my/our behalf at the TWENTY-SECOND ANNUAL GENERAL MEETING of the Company at J.N. Tata Auditorium, National Science
Seminar Complex, Indian Institute of Science, Bangalore-560 012 at 3:00 p.m. on Saturday, June 14, 2003 and at any adjournment(s) thereof.

Signed this_____________________________day of_____________________________2003.

                                          Rupee
                                           one
                                         Revenue
Signature___________________________      Stamp

Note: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

[Scissor graphic]........................Please tear here......................

                                                                  [InfoSys Logo]



                          INFOSYS TECHNOLOGIES LIMITED
                               Registered Office
            ELECTRONICS CITY, HOSUR ROAD, BANGALORE-561 229, INDIA.

                                ATTENDANCE SLIP
              Twenty-second Annual General Meeting - June 14, 2003


Regd. Folio No./DP Client ID [ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]
No. of shares held [ ][ ][ ][ ][ ][ ]

I certify that I am a member/proxy for the member of the Company.

I hereby record my presence at the TWENTY-SECOND ANNUAL GENERAL MEETING of the Company at the J.N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012 at 3:00 p.m. on Saturday, June 14, 2003.


_____________________________                    _______________________________
Member's/proxy's name in                            Signature of member/proxy
BLOCK letters

Note: Please fill this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.

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                                                                  [INFOSYS LOGO]

                 ELECTRONIC CLEARING SERVICE (CREDIT CLEARING)

                                  MANDATE FORM

   Shareholder's authorization to receive dividends through Electronic Credit
                              Clearing Mechanism

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1.  Name of the first/sole shareholder
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2.  Regd. Folio No./DP Client ID
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3.  Particulars of bank account of first/sole shareholder
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    a. Name of the bank
    ----------------------------------------------------------------------------
    b. Branch
    ----------------------------------------------------------------------------
       Address of the branch

    ----------------------------------------------------------------------------
       Telephone no. of the branch
    ----------------------------------------------------------------------------
    c. 9-digit code number of the bank and branch
       appearing on the MICR cheque issued by the bank
    ----------------------------------------------------------------------------
    d. Account number
       (as appearing on the cheque book/passbook)
    ----------------------------------------------------------------------------
    e. Account type
       (S.B. account/current account or cash credit)
       with code 10/11/13
    ----------------------------------------------------------------------------
    f. Ledger no./Ledger folio no.
       (if appearing on the cheque book/passbook)
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(In lieu of the bank certificate to be obtained as under, please attach a blank cancelled cheque, or photocopy of a cheque or the front page of the savings bank passbook issued to you by your bank, for verification of the above particulars.)
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I hereby declare that the particulars given above are correct and complete. If the transaction is delayed or not effected at all for reasons of incomplete or incorrect information, I will not hold Infosys Technologies Limited responsible. I have read the option invitation letter and agree to discharge the responsibility expected of me as a participant under the scheme.

Date:
Place:                                              Signature of the shareholder

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 Certified that the particulars furnished above are correct as per our records.



Bank's Stamp                                Signature of the Authorized Official
Date:                                                              from the Bank


Note:

1.  Please fill in the attached Mandate Form and send it to:
    (i) the Depository Participant who is maintaining your demat account in case your shares are dematerialized.
    (ii) the address of our Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, No. 51/2, T.K.N. Complex, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore-560 004 in case you are holding physical share certificates.
2. Kindly note that the information provided by you should be accurate and complete in all respects and duly certified by your bank. In lieu of the bank certificate, you may attach a blank cancelled cheque or photocopy of a cheque or the front page of the Savings Bank passbook issued to you by your bank, for verification of the above particulars.
3. In case of more than one folio please complete the details on separate sheets.
4. The information provided by you will be treated confidential and would be utilised only for the purpose of effecting the payments meant for you. You also have the right to withdraw from this mode of payment by providing the Company with an advance notice of 6 weeks.